UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-12933

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION
4650 Cushing Parkway
Fremont, California 94538

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
Financial Statements and Supplemental Schedule December 31, 2003 and 2002

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Savings Plus Plan,
Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2003 and 2002, and for the year ended December 31, 2003, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
May 17, 2004

     SAVINGS PLUS PLAN,
     LAM RESEARCH 401(k)

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments, at fair value	$152,517,219	$111,128,264
Participant loans	2,172,282	2,539,346

Assets held for investment purposes	154,689,501	113,667,610

Liabilities:
Other liabilities	4,595	1,922

Net assets available for benefits	$154,684,906	$113,665,688

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Dividends and interest	$999,972
Net realized and unrealized appreciation in fair value of investments	36,675,483

37,675,455

Additions:
Participants’	9,650,089
Employer’s	2,979,322

12,629,411

Net additions	50,304,866
Deductions from net assets attributed to withdrawals and distributions	9,285,648

Net increase in net assets	41,019,218
Net assets available for benefits:
Beginning of year	113,665,688

End of year	$154,684,906

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2002, the Company amended and restated the Plan document in its entirety to incorporate provisions from federal laws passed since 1994, including those laws commonly known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Company common stock was added as an investment option effective for 2002.

Administration — The Company and the Plan Committee (the Committee) manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. As of December 31, 2003 and 2002, Security Trust Company (STC) acted as the trustee and custodian; please see Note 6 for additional information. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments — Investments of the Plan are held by STC as of December 31, 2003 and 2002 and are invested based solely upon instructions received from participants.

The Plan’s investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes — The Plan has been amended since receiving its favorable determination letter dated January 21, 2004. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and the trust, which forms a part of the Plan, is intended to be exempt from federal income and state franchise taxes.

Reconciliation of financial statements to Form 5500 — The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Beginning in 2002, participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2003 and 2002 was as follows:

	2003	2002
Number of shares	327,789	322,806
Fair value	$10,587,585	$3,486,305

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — During 2003 and 2002, participants could elect to contribute from 2% to 20% of their eligible pre-tax compensation per payroll period not to exceed the amount allowable under current income tax regulations. Participants who elect to contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants’ direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2003, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation on a per payroll period basis. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution has been made for the year ended December 31, 2003.

Vesting — Participants are immediately vested in their entire account, including employer matching and discretionary profit sharing contributions (if any).

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.

Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1/2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account, in installments over a period of years, or over a term certain under a non-transferable annuity contract. The Plan requires lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2003 carry interest rates ranging from 5.0% to 10.5%.

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2003	2002
Fidelity Advisor Funds:
Balanced Fund	$7,758,819	$6,482,668
Value Strategies Fund	19,502,858	10,184,936
Overseas Fund	8,444,371	5,110,400
MFS Value Fund	17,656,881	14,311,396
Franklin Small Mid Cap Growth Fund	14,486,822	9,259,074
Metlife Stable Value Account	19,140,093	20,712,384
Vanguard 500 Index Fund	16,800,968	12,019,395
Renaissance Investment Management, Inc. Balanced Investment Option	11,025,000	8,612,135
American Funds Amcap Fund	14,070,466	10,200,645
TCW Investment Management Company Large Cap Growth	9,112,446	5,925,647
Lam Research Corporation Common Stock	10,587,585	3,486,305
Other Funds individually less than 5% of net assets	6,103,192	7,362,625

Assets held for investment purposes	$154,689,501	$113,667,610

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the year ended December 31, 2003:

Mutual funds	$24,547,647
Common stock	11,891,121
Bonds	236,715

$36,675,483

NOTE 5 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

NOTE 6 — SUBSEQUENT EVENT

In January 2004, American Stock Transfer and Trust Company replaced STC as the custodian and trustee of the Plan.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)	EIN: 94-2634797 PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
	Fidelity Advisor Balanced Fund	Mutual Fund	$7,758,819
	Fidelity Advisor Intermediate Bond Fund	Mutual Fund	3,829,813
	Fidelity Advisor Overseas Fund	Mutual Fund	8,444,371
	Fidelity Advisor Value Strategies Fund	Mutual Fund	19,502,858
	Franklin Small Mid Cap Growth Fund	Mutual Fund	14,486,822
	American Funds Amcap Fund	Mutual Fund	14,070,466
	MFS Value Fund	Mutual Fund	17,656,881
	Metlife Stable Value Account	Fixed Income Fund	19,140,093
	Vanguard 500 Index Fund	Mutual Fund	16,800,968
	TCW Investment Management Company Large Cap Growth	Common Stock	9,112,446
	Renaissance Investment Management, Inc. Balanced Investment Option	Common Stock and Bonds	11,025,000
*	Lam Research Corporation Common Stock	Company Stock	10,587,585
*	Cash and cash equivalents	Money Market	101,097
*	Participant loans	Interest rates ranging from 5.0% to 10.5%	2,172,282

		Total	$154,689,501

*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lam Research Corporation Registrant
Date: June 10, 2004
	By:	/s/ Mark Frey
Mark Frey
Title:Vice President, Finance and Corporate Controller for Lam Research Corporation On behalf of the administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams, Accountancy Corporation, Independent Accountants